Collier Creek Holdings

200 Park Avenue, 58th Floor

New York, New York 10166

August 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Collier Creek Holdings
Amendment No. 2 to

Registration Statement on Form S-4

Filed August 3, 2020

File No. 333-239151

Dear Mr. Chinos:

In response to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 6, 2020, Collier Creek Holdings (the “Company”) is providing information supplemental to its response to Comment No. 6 in its letter dated August 3, 2020, which was provided in response to the Staff’s letter dated July 31, 2020 with respect to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-239151).

The text of the Staff Comment has been included in this letter for your convenience. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as amended in the above referenced Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-239151) (the “Registration Statement”).

6.	Staff’s Comment: We note from your response to comment 15 you determined the historical differences between management’s estimate and actual to be not material for fiscal 2017 and 2018 GAAP financials. Please quantify the differences for us. You also state the change in accounting estimates made at the end of 2018 and further revised during 2019 were not material for additional disclosure in the fiscal 2019 financial statements. Please provide us with your analysis for determining the amounts were not material to fiscal 2019 and 2018 and further, explain how you determined the under accrual of trade spend reserve in prior periods for which you trued up in subsequent periods should not have been a correction of an error in accordance with ASC 250-10-50-7.

Original Response:

The Company and Utz acknowledges the Staff’s comments and respectfully advise the Staff that while a new system was used beginning in the second half of fiscal 2018, the change in accounting estimate was a fiscal 2019 event. The change in accounting estimate was disclosed by Utz in its audited financial statements on page F-44 of the Registration Statement.

“In 2019, the Company implemented a system that improves the Company’s ability to analyze and estimate the reserve for unpaid costs relating to its promotional activities. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as actual redemptions are incurred.”

Background for trade spend activity (abstracted from note 1 Operations and Summary of Significant Accounting Policies of Utz’s audited financial statements on page F-44 of the Registration Statement)

“The Company offers various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. The Company’s promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in store displays and events, feature price discounts, consumer coupons, and loyalty programs. The costs of these activities are recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs.

The Company has reserves in place of $16.4 million and $7.8 million for the fiscal years ended 2019 and 2018. In fiscal 2019, the Company fully implemented a system that improves the Company’s ability to analyze and estimate the reserve for unpaid costs relating to its promotional activities. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as actual redemptions are incurred.

Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Consumer incentives and trade promotion activities are recorded as a reduction of revenue based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates.”

At each period end, an accrual is recorded for trade spend that is an estimated amount of trade spend customer deductions and expenses resulting from current period sales recognized prior to period end but expected to be claimed in future periods. While trade spend is estimated and recognized as a reduction to revenue as sales are recognized, customer redemptions of trade spend promotions in the form of rebates, coupons, volume discounts and similar promotions are dependent on customers submitting claims for payment on those promotions. Utz’s accrual estimation methodology is based on a variety of data inputs including historical sales, actual customer trade spend claims (redemption rates), timing of such claims, and other related assumptions. Utz’s period end trade spend reserve is comprised of (i) trade spend claims incurred and received but not settled, and (ii) trade spend claims incurred but not received or settled. Utz has developed and implemented a new system for estimating the trade spend accrual beginning in the fourth quarter of fiscal 2018 that was fully implemented in fiscal 2019 which provided Utz with new transaction level data information to more accurately estimate the trade spend incurred but not received or settled portion of its trade spend reserve. This new information was not available in fiscal 2017 and fiscal 2018 to estimate the reserves in the same detailed manner as fiscal 2019. The estimated accrual and increased reserve resulting from this new information was determined to be a change in accounting estimate event in accordance with ASC 250-10 in Utz’s fiscal 2019 financial statements, and therefore Utz did not retrospectively adjust its audited financial statements in fiscal 2017 and fiscal 2018. The fiscal 2019 change in accounting estimate event resulted in incremental trade spend expense recorded to present appropriate trade spend reserves in Utz’s fiscal 2019 financial statements.

Prior to fiscal 2019, the Company calculated their reserve for trade spend claim incurred but not received or settled as follows:

•	Inventure customers, national accounts, and master distributors – Estimated trade spend accrual by multiplying the budgeted trade rate with the December sales. The budgeted trade rate is determined based on prior year actual sales as well as financial plans for trade promotions developed by Utz’s management team.

•	Direct Store Delivery (DSD) customers – Estimated trade spend claim rates following the fiscal period end (redemption rates) for a selected sample of DSD customers that best represented the entirety of the DSD channel and applied the weighted average of the rate of the selected customers across the complete population of DSD customers. To calculate such rates, Utz manually reviewed the supporting documentation of a sample of trade spend claims to identify the fiscal year to which the trade spend claims were related. The reserve was then calculated by utilizing the trade spend claim rates following fiscal year end determined for the sample of selected customers multiplied by the total invoice sales in December of the fiscal year.

The New Booking System

The new system implemented in fiscal 2019 is a new booking system that holds transaction level detail of all trade spend expense at the customer level including supporting documentation for the trade spend. With the new booking system, management was able to generate more detailed information over the key indicators driving the trade spend reserve calculation. The most notable improvement from use of the booking system was the access to real-time data, which includes a description of the trade spend event and the fiscal year it relates. Prior to the implementation of the booking system, a manual process would have been required for Utz to review a large volume of supporting documents for the trade spend claim, and it is still unlikely that the data and information would have been enough or accurate enough to match what the booking system has helped provide. As a result of the new information that was available, the key advancement of Utz’s reserve methodology for trade spend incurred but not received or settled for fiscal 2019 were (1) a majority of the trade spend information was identified with related fiscal year in the new booking system (the known year deduction), and therefore (2) the post fiscal period trade spend claim rates (i.e., a rate utilizing actual trade spend claims received post fiscal period divided by invoice sales to the customer in December 2019) were calculated for all of Utz’s customers (instead of only on a selected sample of customers which was the reserve methodology prior to fiscal 2019) that improved the accuracy of the post fiscal period claim rates utilized for the reserve calculation for trade spend claims incurred but not received or settled.

Assessment of adjustment to trade spend estimate

Utz assessed the treatment of trade spend accrual changes in fiscal 2019 to determine if the updated methodology and resulting incremental accrual values should be deemed a result of an accounting error or a change in accounting estimate under US GAAP. The improvement in the trade spend accrual estimate determined for fiscal 2019 was a direct result of having a new booking system in place for the full fiscal year of 2019 and having a full year of trade spend activity in the booking system, and consequently being able to extract new levels of data for trade spend activity from the bookings system that allowed Utz to analyze large volumes of data to refine the trade spend estimate.

The Company notes that ASC 250-10-20 provides guidance on how to assess accounting changes and defines a change in accounting estimate as:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities.

Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

Developing and applying accounting estimates, such as Utz’s estimated reserve related to trade spend, is a necessary part of accounting and financial reporting which requires entities to assess on an ongoing basis whether the underlying assumptions have changed. Accounting guidance for numerous financial estimates, such as uncollectible receivables, inventory obsolescence and in this case trade spend promotions, require entities to develop accounting estimates and assess on an ongoing basis whether the underlying assumptions have changed. By their very nature, such estimates will and should change over time as new information and experience develops.

Utz acknowledges that not all adjustments to accounting treatment involving estimates result from a change in estimate; but rather some may involve errors including misinterpretation of information relied upon to develop estimates, not applying new information timely, not using appropriate assumptions or other errors.

In evaluating the fiscal 2019 change in trade spend reserve, Utz evaluated ASC 250 guidance to determine whether the change was due to a change in estimate resulting from new information or an error as described above. Utz specifically assessed how the estimate changed as a result of new information available from Utz’s booking system, the timing of when new information became available and when it was incorporated into the estimation methodology, and how information available was interpreted in current and prior periods.

•	When was the information reasonably available – The more detailed information that the booking system is now able to generate was available in fiscal year 2019. Prior to fiscal 2019, due to the information contained in the trade spend system, data was not readily available without looking at underlying support, and Utz was required to manually review and abstract the key information that was required for the reserve calculation for DSD customers from the supporting documents of the trade spend claims. Due to the large volume of trade spend claims, Utz was only able to analyze trade spend details for a selected population of representative DSD customers.

•	When was the estimate updated for the information – Utz updated their estimate in fiscal year 2019, the same period that the new and more detailed information was available.

•	How was the information interpreted – Utz believes that the new information available allowed for a more detailed estimation. Specifically, prior to fiscal 2019 the accrual estimate was based on data from a sample of customers that was intended to be representative of the population. Given the burdensome nature of obtaining the data needed to develop the accrual (i.e. manually pulling thousands of invoices to extract certain data points) it was not reasonably possible to extract and analyze large portion of the trade spend activity/population. However, the new information available in the booking system for fiscal 2019 presents the activity dates within the booking system for much of fiscal 2019, simplifying the process of incorporating a much larger portion of the customer trade spend activity into the accrual analysis than in the prior year sampled data.

•	Were there errors with prior fiscal 2018 methodology – In its evaluation of the adjustment to trade spend estimate, Utz evaluated whether any errors existed in its prior period methodology including any misapplication of accounting principles, changes from an accounting principle that is not generally accepted to one that is generally accepted, the oversight or misuse of facts that existed at the time the financial statements were prepared, or mathematical mistakes. Utz concluded that none of these fact patterns existed but rather the prior period estimates were based on the best available information when estimates were determined and the implementation of new booking systems in fiscal 2019 with more detailed data available has provided Utz with new information that is more detailed across the population of trade spend activity allowing Utz to refine its trade spend estimate.

Based on the above analysis, Utz concluded that the adjustment to its methodology of estimating accrued expenses related to trade spend was a result of new information available which was incorporated timely into the estimation methodology in the same period that it became available. As such, this adjustment to the methodology constitutes a change in accounting estimate.

Accounting treatment for trade spend change in estimate

As Utz has determined that the adjustment to the trade spend accrued expense balance should be accounted for as a change in accounting estimate, it then considered the ASC 250 guidance in determining how to account for and present the change in accounting. The Company and Utz specifically note ASC 250-10-45-17 and 250-10-50-4 prescribe the following:

“250-10-45-17 A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

250-10-50-4 The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets. Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material. When an entity effects a change in estimate by changing an accounting principle, the disclosures required by paragraphs 250-10-50-1 through 50-3 also are required. If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.

The guidance distinguishes between instances when a change in accounting estimate impacts the current period versus future periods. The change in methodology for calculating the trade spend accrual impacted fiscal year 2019 and is expected to be the methodology that will continue to be used for the trade spend accrual in future periods. The guidance further notes that a change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in prior periods. As such, Utz has concluded the change in estimate should be presented prospectively and no changes will be made to prior periods. Lastly the guidance notes that disclosure is required if the effect of a change in the estimate is material to the period of change. Utz has assessed the change and concluded that it was not material to the fiscal 2019 period as discussed below.

Updated Response

Materiality for disclosure

The Company and Utz respectfully advise the Staff that Utz has carefully considered the guidance in ASC 250-10-50-4 as reference earlier in the response with respect to disclosures for changes in accounting estimates for its fiscal 2019 financial statements and determined that additional disclosure was not required as the change in estimate was not material to the fiscal 2019 financial statements. The incremental trade spend reserves recorded for trade spend claim incurred but not received or settled in fiscal 2019 was $6.9 million primarily due to (i) an increase of $3.8 million due to increased trade spend activity as a result of higher sales volumes and increased trade promotion programs to drive growth, and (ii) an incremental reserve of $3.0 million due to the refined estimate with new information available through the use of the new system (adjustment resulting from the change in estimate). To assess the materiality of the change in accounting estimate, Utz considered the following metrics and determined the adjustment due to the change in accounting estimate was not material:

Materiality assessment for the change in accounting estimate in fiscal 2019:

Change in accounting estimate	3.0

Metrics	2019 balances $ in million	As a % of the metrics
Net Sales	768.2	0.4%
Gross Profit	253.8	1.2%
Operating Income	38.7	7.7%
Net Loss	(13.4)	(22.4%)
EBITDA	64.0	4.7%
Total Assets	778.5	0.4%
Total Accounts Receivable	106.8	2.8%

ASC 250 states that, if material, the change in estimate should be disclosed. Utz completed a materiality assessment by evaluating both quantitative and qualitative factors related to the change in accounting estimate. For quantitative factors, Utz evaluated certain financial statement line items and metrics that are key to evaluating the performance of Utz. Utz concluded that the percentages of the change in accounting estimate as compared to Net Sales, Gross Profit, EBITDA, Total Assets, and Total Accounts Receivable are not material from a quantitative perspective. Utz also considered the change in accounting estimate as a percentage of Operating Income and Net Loss in its materiality assessment. While the change in accounting estimate is larger as a percentage of Operating Income (7.7%) and Net Loss (22.4% on absolute value basis), Utz deemed these measures to be less informative to investors’ understanding of the core operational performance of the business. In particular, (i) Operating Income is burdened by certain non-cash items such as depreciation and amortization, certain acquisition and integration expenses, and certain business transformation and financing activity costs, and (ii) Net Loss is further burdened by interest expense, which will decrease significantly as a result of the contemplated Business Combination transaction. These costs are either non-operating, non-cash, or non-recurring and are not indicative of the operating performance of Utz. Furthermore, Operating Income and Net Loss have not been considered key metrics utilized for any bank covenants.

Utz also considered certain qualitative factors to determine that the change in accounting estimate was not material qualitatively, such as:

-	The trade spend reserve is an accounting estimate and by definition can’t be precisely measured;
-	The change in accounting estimate didn’t affect compliance with any bank covenants or other contractual requirements;
-	The change in accounting estimate did not arise from fraudulent activity; and
-	The change in accounting estimate didn’t change the earnings trends, and it didn’t change a loss into income or vice versa;

Utz has evaluated the comprehensive fact pattern inclusive of quantitative and qualitative factors described above and concluded that the change in accounting estimate does not represent a change that is material to users of the financial statements.

Adjustments to the Adjusted EBITDA for Trade Spend Reserve Methodology

The Company and Utz advise the staff that the adjustments to the Adjusted EBITDA measure for trade spend reserve methodology that have been removed as noted in Comment 3 were calculated by Utz based on using hindsight with the refined estimation methodology and the new information from the booking system to determine out-of-period trade spend claim data for each of the fiscal years presented. The Company and Utz respectfully advise the Staff that this hindsight analysis that was used for the Adjusted EBITDA is not appropriate or allowable for purposes of US GAAP reporting under ASC 250, and these are not representative of or comparable to the incremental accrual resulting from the change in accounting estimate that is discussed in this response to the Staff’s Comment 6.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Jason K. Giordano

Jason K. Giordano

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

Larry P. Laubach, Esq.
Jeremiah G. Garvey, Esq.
Cozen O’ Connor P.C.